

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 12, 2015

Thompson S. Baker II
Chief Executive Officer
New Patriot Transportation Holding, Inc.
200 W. Forsyth Street
7th Floor
Jacksonville, FL 32202

   Re: New Patriot Transportation Holding, Inc.
     Form 10-12B
     Filed August 22, 2014
     File No. 001-36605

Dear Mr. Baker:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

       Sincerely,

       /s/ Loan Lauren P. Nguyen

       Loan Lauren P. Nguyen
       Special Counsel

cc: Daniel B. Nunn, Jr., Esq.
   Nelson Mullins Riley & Scarborough LLP